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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                               THESTREET.COM, INC.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                       ---------------------------------
                         (Title of Class of Securities)

                                    88368Q103
                       ---------------------------------
                                 (CUSIP Number)


                                December 31, 2000
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

   William D. Savoy                               Lucas D. Schenck
   505 Union Station                              Foster Pepper & Shefelman PLLC
   505 Fifth Avenue, Suite 900                    1111 Third Avenue, Suite 3400
   Seattle, Washington  98104                     Seattle, Washington  98101
   (206) 342-2000                                 (206) 447-4400

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

              [_] Rule 13d-1(b)

              [_] Rule 13d-1(c)

              [X] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------------------------------------------------------------------
CUSIP NO. 88368Q103                13G                       Page 2 of 8 Pages
-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [_]

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY



-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States of America
-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER
        NUMBER OF
          SHARES
       BENEFICIALLY               -0- shares
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                  670,167 shares
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                  -0- shares
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  670,167 shares
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         670,167  shares

-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.5%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO. 88368Q103                13G                       Page 3 of 8 Pages
-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vulcan Ventures Incorporated
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [_]

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Washington
-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER
        NUMBER OF
          SHARES
       BENEFICIALLY               -0- shares
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                  670,167 shares
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                  -0- shares
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                  670,167 shares
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         670,167 shares
-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.5%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         CO
-------- ----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a).  Name of Issuer:  TheStreet.com, Inc.

Item 1 (b).  Address of Issuer's Principal Executive Offices:

        14 Wall Street, 14th Floor
        New York, New York  10005


Item 2  (a).  Name  of  Person  Filing:   Paul  G.  Allen  and  Vulcan  Ventures
              Incorporated

Item 2 (b). Address of Principal Business Office or, if none, Residence:

        505 Union Station, 505 Fifth Avenue, Suite 900
        Seattle, Washington  98104


Item 2 (c).  Citizenship:Paul  G.  Allen is a citizen  of the  United  States of
             America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.

Item 2 (d).  Title of Class of  Securities:  Common  Stock,  par value $0.01 per share

Item 2 (e).  CUSIP Number: 88368Q103


Item 3. If this  Statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a: Not applicable.


Item 4.           Ownership

  (a)   Amount Beneficially Owned:670,167 shares

  (b)   Percent of Class:  2.5%

  (c)   Number of Shares as to which Such Person has:

   (i)   sole power to vote or to direct the vote                -0- shares
   (ii)  shared power to vote or to direct the vote              670,167 shares
   (iii) sole power to dispose or to direct the disposition of   -0- shares
   (iv)  shared power to dispose or to direct the disposition of 670,167 shares


Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

        Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

    Not applicable.


Item 8.           Identification and Classification of Members of the Group

    Not applicable.

Item 9.           Notice of Dissolution of Group

    Not applicable.

Item 10.        Certification

    Not applicable.

                                   SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              VULCAN VENTURES INCORPORATED



         February 12, 2001     By: /s/ William D. Savoy
                                   --------------------------------------------
                                   William D. Savoy, Vice President


         February 12, 2001          *
                               ------------------------------------------------
                               Paul G. Allen


                              *By: /s/ William D. Savoy
                                  ---------------------------------------------
                                  William D. Savoy as Attorney-in Fact for Paul
                                  G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.

                                  EXHIBIT INDEX

     Exhibit                                                  Description
       99.1         Joint Filing Agreement

                                  EXHIBIT 99.1

                             Joint Filing Agreement


    We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

  Dated:  February 12, 2001.


                              VULCAN VENTURES INCORPORATED



                               By: /s/ William D. Savoy
                                   --------------------------------------------
                                   William D. Savoy, Vice President


                                    *
                               ------------------------------------------------
                               Paul G. Allen


                              *By: /s/ William D. Savoy
                                  ---------------------------------------------
                                  William D. Savoy as Attorney-in Fact for Paul
                                  G. Allen pursuant to a Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. and incorporated herein by reference.